Report to Shareholders
(all amounts in US$ unless otherwise noted)

  Significant events during the most recent quarter:
  Suspension of explosives permit at Cerro San Pedro was lifted
  Construction of process plant and facilities at Cerro San Pedro nearing completion
  New resource estimate for El Morro project planned for November 2006
  Exploration drilling at Rio Figueroa project intercepts 108 meters grading 0.40% copper and 0.96 g/t gold
  Initial drilling program at Southwest Alaska project completed

MEXICO – Cerro San Pedro Project (100%-owned)

The 100%-owned Cerro San Pedro gold and silver heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. The development plan for the Cerro San Pedro project is an open pit mine, producing run-of-mine ore to be processed by heap leaching using a Merrill-Crowe recovery process to produce gold/silver doré.

Mineral reserves for the Cerro San Pedro project total 69.9 million tonnes of ore grading 0.55 g/t gold and 23.0 g/t silver. This equates to 1.24 million contained ounces of gold and 51.68 million contained ounces of silver, or 2.03 million contained ounces of gold equivalent reserves when using a silver-to-gold ratio of 65:1.

Cerro San Pedro Project – Mineral reserves and resources

							Contained
				Gold	Contained	Contained	gold
		Gold	Silver	equiv.	gold	silver	equiv.
	Tonnes	grade	grade	grade	ounces	ounces	ounces
	(000's)	(g/t)	(g/t)	(g/t)	(000's)	(000's)	(000's)
Mineral reserves
Proven and
probable	69,885	0.55	23.0	0.90	1,236	51,678	2,031
Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250
Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197
Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1)       Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)       Mineral reserves have been estimated at a price of $400 per ounce of gold and $6.15 per ounce of silver.

3)       Mineral reserves are contained within mineral resources.

4)       Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)       Silver-to-gold ratio is estimated at 65:1.

6)      Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)      Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

The Cerro San Pedro project is projected to produce an average of 85,500 ounces of gold and 2.0 million ounces of silver per year, or 115,500 ounces of gold and gold equivalent silver per year when using a silver-to-gold ratio of 65:1, over a currently estimated mine life of nine years. The mine is expected to be a low cost gold producer, especially at higher silver prices. For example, when using a recent silver price of $12.00 per ounce, cash operating costs are estimated to be $46 per ounce, net of silver credits.

In February 2006, Metallica Resources Inc. (the "Company") commenced construction of its Cerro San Pedro project in Mexico. In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was suspending the use of explosives on land owned by Ejido Cerro de San Pedro, which includes the haul road and pit areas, pending resolution of a legal action brought against SEDENA. The group that filed this lawsuit has filed other lawsuits against various governmental agencies that have granted permits and licenses with respect to the Cerro San Pedro project. Of the lawsuits that have had final rulings, none have been resolved in favor the group opposing the Cerro San Pedro project. On October 31, 2006, the Company received notice from SEDENA that it had removed the suspension on the 2006 explosives permit. On November 3, 2006, the Company commenced blasting in the haul road and pit area. Approximately 4,500 blast holes have already been drilled in the pit and haul road areas.

Although the Company could not use explosives in the haul road and pit areas during the period when the explosives permit was suspended, it continued with construction of the process plant and related facilities. It is anticipated that construction of the process plant and related facilities will be completed in December 2006. Washington Group International, the Company's contract miner, has mining equipment and personnel on site to complete construction of the haul road and commence mining operations. It is anticipated that a steady supply of ore grade material can be delivered to the processing site within the next several months.

The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. Although construction costs to date associated with the process plant and related facilities are close to budgeted amounts, the explosives permit suspension has delayed construction of the haul road, pre-stripping in the pit area and the placement of ore on the leach pads, thereby delaying the originally planned start-up of production.

CHILE – El Morro Project (30%-owned)

The Company's 30% interest in the El Morro project includes the La Fortuna and El Morro copper-gold porphyry deposits. The project is located approximately 80 kilometers east of the city of Vallenar in northern Chile and is situated along one of the most prolific copper belts in the world.

Xstrata (formerly Falconbridge Ltd.) completed a 75-hole, 27,691 meter core drilling program in May 2006 at the La Fortuna deposit. The drilling data from this program will be included in a new resource estimate for the La Fortuna deposit which is being prepared by Xstrata and is expected to be available in November 2006. The following resource estimate for the La Fortuna deposit was prepared in April 2005 using data provided by Xstrata and has not been updated to include the results from the 2006 75-hole core drilling program.

La Fortuna Deposit – Mineral resources (Reported as 100%)

					Contained	Contained
Copper			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000's)	(%)	(g/t)	(000's)	(000's)
0.3%	Indicated	203,000	0.69	0.59	3,088,000	3,900
	Inferred	450,000	0.50	0.39	4,960,000	5,600
0.4%	Indicated	185,000	0.72	0.62	2,937,000	3,700
	Inferred	295,000	0.58	0.44	3,772,000	4,200
0.5%	Indicated	150,000	0.78	0.65	2,579,000	3,100
	Inferred	172,000	0.68	0.49	2,579,000	2,700

Copper equivalent cut-off basis ($1.00/lb copper and $400/oz gold)
Copper					Contained	Contained
equivalent			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000's)	(%)	(g/t)	(000's)	(000's)
0.3%	Indicated	214,000	0.66	0.58	3,114,000	4,000
	Inferred	688,000	0.41	0.35	6,219,000	7,700
0.4%	Indicated	209,000	0.67	0.59	3,087,000	4,000
	Inferred	538,000	0.46	0.39	5,456,000	6,800
0.5%	Indicated	200,000	0.69	0.61	3,042,000	3,900
	Inferred	394,000	0.52	0.44	4,517,000	5,600

1)      The updated mineral resource estimate for the La Fortuna deposit is classifi ed as an indicated and inferred mineral resource in accordance with CIM Defi nitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Xstrata.The Qualifi ed Persons, as defi ned by National Instrument 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certifi ed Professional Geologist - AIPG and Exploration Director for Metallica Resources.

2)       Mineral resources do not have demonstrated economic viability.

3)       Cautionary note to U.S. investors concerning estimates of indicated mineral resources: This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

4)      Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Xstrata continues to work on a 1,150 meter decline tunnel. The decline will transect the core of the La Fortuna deposit, beginning with an 800 meter drive across the secondary copper enrichment zone followed by a 350 meter spiral drive into the primary sulfide zone. The decline will serve to further validate the grade of the resource, provide additional material for metallurgical testing and allow detailed geotechnical studies for mine engineering and pit design.

The results from the 27,691 meter 2006 drilling program, along with the decline tunnel, will be used by Xstrata to prepare a prefeasibility study for the La Fortuna deposit. The cost of the prefeasibility study, including the drilling programs and decline tunnel, is estimated to be $40 million. The total cost of the prefeasibility study will be borne by Xstrata and is expected to be completed in late 2006 or early 2007.

The El Morro deposit is located approximately five kilometers northwest of the La Fortuna deposit. It is different from the La Fortuna deposit in that the copper-gold mineralization occurs entirely within volcanic and sedimentary rocks, whereas the mineralization at the La Fortuna deposit occurs within intrusive rocks. More importantly, no porphyry intrusive core has yet been identified in the drill programs at the El Morro deposit. This suggests the potential for significant additional mineralization should the intrusive source for the mineralization be located. Although Xstrata has indicated that it has no drilling plans for the El Morro deposit in 2006, the mineralization at the El Morro deposit remains open to the west, northwest and northeast.

EXPLORATION

The Rio Figueroa copper-gold project is located approximately 17 kilometers west of Kinross Gold Corporation/Bema Gold Corporation's Refugio gold-copper mine and approximately 80 kilometers southeast of the city of Copiapó, Chile. The project is situated along the same prolific copper belt as El Morro. The Company has an option to acquire a 100% interest in the 54 square kilometer property by making a series of cash payments totaling $3.5 million over a five-year period and incurring $1.5 million in exploration expenditures over a three-year period.

In August 2006, the Company completed a 1,339 meter drilling program at the Cerro Matta copper-gold target area. Three core holes were drilled, all of which intercepted porphyry-style copper-gold mineralization. The best results came from drill hole MDH-02 which intercepted 108 meters of oxidized copper-gold mineralization that averaged 0.40% copper and 0.96 g/t gold. This intercept was followed by 186 meters of oxide-sulfide copper-gold mineralization that averaged 0.43% copper and 0.31 g/t gold. This latest drilling program confirms two distinct target types at Cerro Matta, a near surface copper oxide resource and a deeper copper-gold sulfide resource. Efforts are underway to expand mapping and sampling coverage of the Cerro Matta area in order to better define alteration zones for the system.

The Company has an option to earn an 80% interest in precious metal rich exploration properties located in Southwest Alaska and the Aleutian Islands, the Southwest Alaska project. In order to exercise the option, qualifying exploration expenditures totaling $4.5 million and payments to the option holder totaling $250,000 must be made over a six-year period beginning in 2005 in order to earn a 65% interest in the project. The Company may increase its interest in individual properties to 70% by completing a prefeasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

In August 2006, the Company drilled two holes totaling 641 meters at the Bee Creek copper-gold target area of the Southwest Alaska project. Detailed field mapping, sampling of surface outcrops and a ground magnetics survey were also completed at the Bee Creek area during this summer's field season. An evaluation of this season's activities is underway.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
November 8, 2006

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months and nine months ended September 30, 2006 and 2005 has been prepared based on information available to the Company as of November 9, 2006. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and nine-month periods ended September 30, 2006 and 2005, and in conjunction with MD&A for the year ended December 31, 2005. The December 31, 2005 MD&A can be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Overview

The Company is in the development stage with the majority of its expenditures being made on the Cerro San Pedro gold and silver project, all of which have been capitalized. The Company does not have any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses, and other non-cash expenses.

Financial Results of Operations

Third Quarter 2006 Compared to Third Quarter 2005

The Company reported a loss of $0.60 million ($0.01 per share) for the three months ended September 30, 2006 as compared to net income of $9.66 million ($0.12 per share) for the three months ended September 30, 2005. The decrease in net income of $10.26 million in the current period was primarily due to a one-time $10 million earn-in payment from Xstrata Plc ("Xstrata", formerly Falconbridge Limited) in 2005 as part of its earn-in requirement for the El Morro project, which resulted in $8.35 million of income, and a $1.40 million decrease in foreign exchange gains on cash balances held in Canadian dollars.

Year to Date 2006 Compared to Year to Date 2005

The Company reported a loss of $0.96 million ($0.01 per share) for the nine months ended September 30, 2006 as compared to net income of $7.94 million ($0.10 per share) for the nine months ended September 30, 2005. The decrease in net income of $8.90 million in the current period principally resulted from the one-time $10 million earn-in payment from Xstrata in 2005 for the El Morro project.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

		2006		2005

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter

	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(604,777)	9,199	(367,005)	15,202
Basic net income
(loss) per share	(0.01)	0.00	0.00	0.00
Diluted net income
(loss) per share	(0.01)	0.00	0.00	0.00

		2005		2004

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter

	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	9,663,769	(993,277)	(726,896)	1,582,433
Basic net income
(loss) per share	0.12	(0.01)	(0.01)	0.02
Diluted net income
(loss) per share	0.12	(0.01)	(0.01)	0.01

The quarterly net income (loss) volatility principally results from foreign exchange gains and losses on cash balances held in Canadian dollars. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million due to Xstrata's $10 million earn-in payment in regards to the El Morro project.

Liquidity and Capital Resources

The Company's cash and cash equivalents decreased by $10.19 million for the three months ended September 30, 2006 as compared to an increase in cash and cash equivalents of $8.59 million for the three months ended September 30, 2005. The $18.78 million increase in 2006 cash outflows is primarily due to an increase in cash expenditures for construction activities at the Cerro San Pedro project in the current period totaling $6.41 million, and no property earn-in payments in the current period versus a $10 million earn-in payment from Xstrata in the preceding period. Project development activities at the Cerro San Pedro project during the current period include construction of the leach pad, solution ponds, haul road tunnel, laboratory and process plant.

The Company's cash and cash equivalents decreased by $19.49 million for the nine months ended September 30, 2006 as compared to an increase in cash and cash equivalents of $4.38 million for the nine months ended September 30, 2005. The $23.87 million increase in 2006 cash outflows principally results from an increase in payments for construction activities at the Cerro San Pedro project totaling $13.06 million due to commencement of project construction in February 2006. In addition, there were no property earn-in payments in the current period versus a $10 million earn-in payment from Xstrata in the preceding period.

The Company had working capital of $22.99 million at September 30, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $19.33 million decrease in working capital primarily results from additions totaling $20.56 million to mineral properties, plant and equipment on the Company's exploration and development projects, principally the Cerro San Pedro project.

The Company held cash and cash equivalents totaling $23.18 million at September 30, 2006, which included Canadian dollar cash and cash equivalents totaling Cdn$14.59 million.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $38,275 during the nine months ended September 30, 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company incurred consulting fees pursuant to this agreement totaled $56,250 during the nine months ended September 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

Outstanding Share Data

As of November 9, 2006, the Company had one class of common shares with a total of 84,170,945 common shares outstanding. The Company has 19,270,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of November 9, 2006 total 3,149,000 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$4.04 per share.

Corporate Outlook

In February 2006, the Company commenced construction of its Cerro San Pedro project in Mexico. In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was suspending the use of explosives on land owned by Ejido Cerro de San Pedro, pending resolution of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. Although the Company could not use explosives in the haul road and pit areas, it continued with construction of the process plant and related project facilities. It is anticipated that construction of the process plant and related project facilities will be completed in December 2006. On October 31, 2006, the Company received notice from SEDENA that it had removed the suspension on the explosives permit. On November 3, 2006, the Company commenced blasting in the haul road and pit areas.

The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. Although construction costs to date associated with the process plant and related facilities are close to budgeted amounts, the explosives permit suspension has delayed construction of the haul road, pre-stripping in the pit area and the placement of ore on the leach pads. This has delayed the Company's ability to produce and sell gold and silver from the mine, and will require the Company to obtain working capital financing until the mine generates sufficient cash flow from operations. Management is reviewing various financing alternatives and requirements for the project.

At the La Fortuna deposit area of the 30%-owned El Morro project, Xstrata has recently completed a 75-hole, 27,691 meter drilling program and continues to work on a 1,150 meter decline tunnel. Xstrata has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit in the late 2006 or early 2007. The estimated cost of the prefeasibility study, including the drilling programs and decline tunnel, is estimated by Xstrata to be $40 million. The entire cost of the prefeasibility study will be borne by Xstrata.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading " Item 3.

Key Information, D) Risk Factors" in the Company's most recent Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(a development stage company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	September 30,	December 31,
	2006	2005
	$	$
Assets
Current assets:
Cash and cash equivalents	23,176,132	42,669,830
Value-added tax receivable
and other current assets	2,891,684	969,947
	26,067,816	43,639,777

Mineral properties, plant
and equipment (Note 3)	76,596,641	56,033,836
Other assets	283,091	246,271
Total assets	102,947,548	99,919,884

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and
accrued liabilities	3,075,776	1,323,571

Restricted stock units (Note 6 (d))	317,491	59,435
Asset retirement obligation (Note 5)	388,755	343,164
Total liabilities	3,782,022	1,726,170

Shareholders' equity (Note 6):
Share capital – 84,108,920
common shares
(2005: 83,301,676)	109,415,323	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	2,114,340	1,431,014
Deficit	(19,731,799)	(18,769,216)
	99,165,526	98,193,714
Total liabilities and
shareholders' equity	102,947,548	99,919,884

Contingencies (Note 8)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

		Three Months		Nine Months
		Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Interest income	277,792	238,437	964,364	703,215
Income from property payments (Note 3)	–	8,349,264	–	8,349,264
	277,792	8,587,701	964,364	9,052,479

General and administrative expense	448,133	316,203	1,843,009	1,407,513
Exploration expense	186,498	92,940	389,490	183,424
Stock-based compensation expense	342,986	59,635	773,866	286,490
Restricted stock unit expense	69,473	–	215,614	–
Foreign exchange gain	(174,705)	(1,575,491)	(1,343,313)	(892,471)
	872,385	(1,106,713)	1,878,666	984,956

Income (loss) before income taxes	(594,593)	9,694,414	(914,302)	8,067,523
Income tax provision (Note 7)	10,184	30,645	48,281	123,927

Net income (loss) for the period	(604,777)	9,663,769	(962,583)	7,943,596

Deficit at beginning of period	(19,127,022)	(28,448,187)	(18,769,216)	(26,728,014)
Deficit at end of period	(19,731,799)	(18,784,418)	(19,731,799)	(18,784,418)
Basic and diluted loss per share	(0.01)	0.12	(0.01)	0.10
Weighted average number of common shares outstanding	84,073,508	82,943,531	83,769,150	82,847,124

The accompanying notes are an integral part of these interim consolidated financial statements.

11 & 12

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

		Three Months		Nine Months
		Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss) for the period	(604,777)	9,663,769	(962,583)	7,943,596
Non-cash items:
Depreciation and amortization	16,003	2,378	22,880	8,786
Stock-based compensation expense	342,986	59,635	773,866	286,490
Restricted stock unit expense	69,473	–	215,614	–
Common share contribution to retirement plan	6,105	4,920	16,838	9,710
Unrealized foreign exchange gain on cash and cash equivalents	149,979	(1,575,491)	(557,507)	(892,471)
Changes in non-cash working capital:
Value-added tax and other current assets	(883,260)	(194,058)	(1,921,737)	(80,295)
Increase in other assets	(6,296)	–	(36,919)	–
Accounts payable and accrued liabilities	(192,781)	(186,420)	381,145	59,587
	(1,102,568)	7,774,733	(2,068,403)	7,335,403

Cash flows used for investing activities
Mineral properties and deferred expenditures applied
to income from property payments	–	1,650,736	–	1,650,736
Mineral properties, plant and equipment	(9,036,320)	(2,625,222)	(18,899,564)	(5,841,929)
	(9,036,320)	(974,486)	(18,899,564)	(4,191,193)

Cash flows provided from financing activities
Proceeds from exercise of warrants	–	–	53,643	–
Proceeds from exercise of stock options	95,213	210,562	863,119	347,318
	95,213	210,562	916,762	347,318

Effect of exchange rate changes on cash and cash equivalents	(149,979)	1,575,491	557,507	892,471
Increase (decrease) in cash and cash equivalents	(10,193,654)	8,586,300	(19,493,698)	4,383,999
Cash and cash equivalents, beginning of period	33,369,786	37,646,685	42,669,830	41,848,986
Cash and cash equivalents, end of period	23,176,132	46,232,985	23,176,132	46,232,985

Cash and cash equivalents consist of:
Cash on hand and balances with banks	1,648,787	903,739	1,648,787	903,739
Short-term investments	21,527,345	45,329,246	21,527,345	45,329,246

Non-cash investing activities
Stock-based compensation allocated to mineral properties,
plant and equipment	(69,991)	(55,596)	(228,179)	95,295
Restricted stock units allocated to mineral properties,
plant and equipment	(18,100)	–	(42,442)	–

Income tax payments	25,199	13,157	32,524	113,972

The accompanying notes are an integral part of these consolidated interim financial statements.

13 & 14

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.       Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2.       Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in the Americas.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2006. Construction of the process plant and related project facilities are expected to be completed in December 2006.

The Company is also advancing the El Morro copper-gold exploration project in Chile with Xstrata Plc ("Xstrata"), and is pursuing various other exploration projects in the Americas. Xstrata acquired the Company's former joint venture partner on the El Morro project, Falconbridge Limited, in August 2006.

3.       Mineral Properties, Plant and Equipment

On August 31, 2005, the Company received a $10 million payment from Xstrata as part of its earn-in requirement for the El Morro project. The Company recorded $8.3 million of income from property payments for the nine months ended September 30, 2005 as follows:

Xstrata El Morro project earn-in payment	$10,000,000
Carrying value of El Morro project at August 31, 2005	1,650,739

Income from property payments	$8,349,261

Additions to mineral properties, plant and equipment for the nine months ended September 30, 2006 are summarized as follows:

Balance at				Plant
Dec. 31,	Mineral	Deferred	Construction	and		Accumulated
2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

	$	$	$	$	$	$	$
Cerro San Pedro,
Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	–	20,375	–	–	20,375	–	20,375
Rio Figueroa,
Chile	335,042	1,520,690	–	–	1,855,732	–	1,855,732
Other Projects,
Chile	25,639	2,709	–	–	28,348	–	28,348
Alaska Peninsula,
USA	310,208	171,555	–	–	481,763	–	481,763
Office Furniture
and Equipment	–	–	–	101,939	101,939	87,314	14,625

Balance at
Dec. 31,
2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

				Plant
	Mineral	Deferred	Construction	and		Accumulated
2006 Additions	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

	$	$	$	$	$	$	$
Cerro San Pedro,
Mexico	50,000	416,694	18,104,594	307,539	18,878,827	100,482	18,778,345
El Morro, Chile	–	60,556	–	–	60,556	–	60,556
Rio Figueroa,
Chile	24,856	655,769	–	–	680,625	–	680,625
Other Projects,
Chile	14,079	10,276	–	–	24,355	–	24,355
Alaska Peninsula,
USA	–	857,244	–	–	857,244	–	857,244
Office Furniture
and Equipment	–	–	–	184,461	184,461	22,781	161,680

2006 Additions	88,935	2,000,539	18,104,594	492,000	20,686,068	123,263	20,562,805

Balance at				Plant
Sept. 30,	Mineral	Deferred	Construction	and		Accumulated
2006	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

	$	$	$	$	$	$	$
Cerro San Pedro,
Mexico	23,924,324	20,476,584	27,314,413	1,042,190	72,757,511	346,173	72,411,338
El Morro, Chile	–	80,931	–	–	80,931	–	80,931
Rio Figueroa,
Chile	359,898	2,176,459	–	–	2,536,357	–	2,536,357
Other Projects,
Chile	39,718	12,985	–	–	52,703	–	52,703
Alaska Peninsula,
USA	310,208	1,028,799	–	–	1,339,007	–	1,339,007
Office Furniture
and Equipment	–	–	–	286,400	286,400	110,095	176,305

Balance at
Sept. 30,
2006	24,634,148	23,775,758	27,314,413	1,328,590	77,052,909	456,268	76,596,641

4.      Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $38,275 during the nine months ended September 30, 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaled $56,250 during the nine months ended September 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

5.      Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. As a result of construction activities to date, the Company has estimated the present value of its future reclamation obligation to be $388,755 at September 30, 2006, of which $57,396 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total estimated reclamation obligation for the Cerro San Pedro project according to the Company's September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.       Share Capital

a) Common shares issued and outstanding
	Number
	Outstanding	Amount

		$
Balance at December 31, 2005	83,301,676	108,158,077
Exercise of stock options	781,000	863,119
Fair value of stock options exercised	–	318,719
Exercise of warrants	20,000	53,643
Fair value of warrants exercised	–	6,177
Shares issued for retirement plan	6,244	15,588

Balance at September 30, 2006	84,108,920	109,415,323

b) Warrants

As of September 30, 2006, the Company had outstanding warrants to purchase 19,330,000 common shares. Each common share purchase warrant entitles to holder to purchase one common share for Cdn$3.10 through December 11, 2008.

	Number
	Outstanding	Amount

		$
Balance at December 31, 2005	19,350,000	5,889,285
Exercise of warrants	(20,000)	–
Fair value of warrants exercised	–	(6,177)

Balance at September 30, 2006	19,330,000	5,883,108
c) Stock options As of September 30, 2006, the Company had outstanding stock options to purchase 3,009,000 common shares as follows:
	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)

	$		$
Balance at December 31, 2005	1.39	2,555,000	1,431,014
Granted	3.15	1,235,000	–
Fair value of stock options	–	–	1,002,045
Exercise of stock options	1.25	(781,000)	–
Fair value of stock options exercised	–	–	(318,719)

Balance at September 30, 2006	2.23	3,009,000	2,114,340

Exercisable at September 30, 2006	1.92	1,879,333	–

The aggregate fair value of options granted during the nine months ended September 30, 2006 was $1,719,830. This amount will be recorded over the underlying option vesting periods, which generally occurs over a two year period.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2006

Risk-free interest rate (Canada)	3.9% to 4.2%
Expected dividend yield	0.0%
Expected price volatility	67% to 70%
Expected life of option	3.2 to 3.3 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Restricted stock units

In March 2006, the directors granted 250,000 restricted stock units ("RSU's") to management. The RSU's will vest on March 9, 2009. Settlement of the RSU's will be in cash and will be calculated as the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. Due to the cash settlement terms, the RSU's are set up as a liability and marked-to-market at each period end. As of September 30, 2006, the Company had 370,000 RSU's outstanding with a fair value of $317,491 (December 31, 2005: $59,435). For the nine months ended September 30, 2006, the fair value of RSU's of $215,614 has been charged to operations and $42,442 has been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

7.       Income Taxes

The current period income tax provision represents the Company's proportionate interim share of its estimated 2006 tax obligation associated with a profitable Mexican subsidiary.

8.       Contingencies

a) In February 2006, the Company commenced construction of its Cerro San Pedro project in Mexico. In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was suspending the use of explosives on land owned by Ejido Cerro de San Pedro, pending resolution of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. On October 31, 2006, the Company received notice from SEDENA that it had removed the suspension on the explosives permit.

b) The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past three years. Of the lawsuits that have had final rulings, none have been resolved in favor of the group opposing the Cerro San Pedro project. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

METALLICA RESOURCES INC.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA